Lee McCorkle	One Dave Thomas Boulevard
Executive Vice President	P.O. Box 256
General Counsel	Dublin, OH 43017
Secretary	614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com
November 21, 2006
Michael Fay
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 3561

Re:	Wendy’s International, Inc.
File Number 1-8116
Form 10-K: For the Year Ended January 1, 2006
Dear Mr. Fay:
     We are providing the following responses to the comment letter dated November 6, 2006, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by Wendy’s International, Inc. (the “Company”) for the year ended January 1, 2006. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference.
Item 6: Selected Financial Data, page 20
1.	Please expand Note (1) to explain the nature of the “unusual” charges that have been recorded in the years presented. Alternatively, refer to another section of your filing that provides an explanation.

In future filings, Note 1 will be expanded as set forth below to describe the nature of the charges for the years presented.

(1) Includes pretax charges of $36.1 million ($22.4 million after tax) for 2005 goodwill impairments; pretax charges of $190.0 million ($186.6 million after tax) for 2004 goodwill impairment charges; pretax charges of $18.4 million ($11.5 million after tax) for 2000 impairment charges related to the closure of 18 Wendy’s company-operated restaurants in Argentina; pretax charges of $33.9 million ($25.2 million after tax) in 1998 for fixed asset impairments and to settle a franchisee dispute in Argentina; pretax charges of $72.7 million ($50.0 million after tax) in 1997 principally for the write-down of restaurant and information system assets; and pretax charges of $49.7 million in 1995 related to special profit-sharing contributions made at Hortons, as well as other special charges related to the Hortons acquisition.

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Property and Equipment, page 59
2.	Please identify for us the significant projects for which internally developed software costs were capitalized and quantify the amount of costs that were capitalized for each project. In addition, confirm to us that none of the costs were capitalized during the preliminary project or post-implementation/operation stage, as required by paragraph 19 of SOP 98-1.

The significant projects for which internal software costs were capitalized include modifications made to the Company’s enterprise-wide PeopleSoft application; restaurant automation systems, including point of sale, labor scheduling and inventory controls; and internal web-based communications applications. The Company has capitalized approximately $37 million related to its PeopleSoft system, approximately $11 million for its restaurant automation systems and approximately $11 million related to its web-based communications applications. In accordance with paragraph 19 of SOP 98-1, none of the costs were capitalized during the preliminary project or post-implementation/operation stage.

Franchise Operations, page 61
3.	Based upon the number of franchises that have been opened in the last three years, it appears that the revenue associated with initial franchise fees would be significant for each of these years. Please separately disclose these fees in accordance with paragraph 22 of SFAS 45.

The Company respectfully refers the Staff to the following disclosure in Note 12, page 85, of the Form 10-K for the year ended January 1, 2006 for its disclosure of franchise fees.

	2005	2004	2003

Franchise revenues:
Rents and royalties	$677,958	$633,277	$553,324
Franchise fees	55,351	60,650	55,078
Net gains on sales of properties to franchisees	21,424	5,612	6,375

	$754,733	$699,539	$614,777

4.	We note that you included net gains and losses on the sales of properties to franchisees in franchise revenue. Please tell us how you determined that these amounts should be included in revenues as defined by paragraph 78 of CON 6. That is, these activities constitute a major or central operation.

Acquiring properties from franchisees and disposing of properties to franchisees is an activity that constitutes part of the Company’s ongoing business and relates to activities between the Company as franchisor and its franchisees. As such, the Company believes that gains/losses associated with such transactions are appropriately included as franchise

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revenues in the statement of income. This conclusion is consistent with paragraph 8 of the Company’s response letter to the Staff dated June 20, 2001.
Other (Income) Expense, Net, page 64
5.	Please provide a rollforward table that shows the beginning balance of your store closing costs reserve, additions to the reserve, and utilization of the reserve, for each financial year presented in accordance with paragraph 20(b)(2) of SFAS 146.

The following table shows the rollforward of the Company’s store closure reserves for each financial year presented in accordance with paragraph 20(b)(2) of SFAS 146. A significant portion of the charges disclosed by the Company related to store closures include fixed asset write-offs which reduce the carrying value of fixed assets, but are not included in the store closure reserves. The adjustments shown below primarily represent revised cost estimates.

(In thousands)

	2003	2004	2005

Beginning balance	$1,400	$3,082	$4,964
Costs incurred and expensed	2,265	4,555	5,727
Costs paid	(393)	(1,635)	(5,791)
Adjustments	(190)	(1,038)	(232)

Ending balance	$3,082	$4,964	$4,668

The Company believes that the total charges related to store closures (including asset write-offs) is significant for an understanding of its statements of income and, therefore, that it is important to clearly and succinctly disclose those charges as provided in Note 8 to the Consolidated Financial Statements included in the Company’s Form 10-K for the year ended January 1, 2006 (pages 77 and 78). The Company believes that including a rollforward table of the store closure liability would necessitate a reconciliation of the total store closure related charges (including asset write-offs) and the amounts included as costs incurred and expensed in the rollforward table. The majority of the costs in the prior three fiscal years disclosed in Note 8 relate to asset impairment charges. The Company also notes that the store closure liabilities represent less than 1% of the current liabilities for the years presented in its Form 10-K. Given the relatively small size of its store closure reserves and in order to avoid additional disclosure complexity, the Company respectfully submits that it does not intend to provide a rollforward of its store closure reserves for the years presented.

Note 7: Acquisitions and Investments, page 76
6.	Please explain to us the circumstances surrounding your acquisition of a number of Wendy’s and Baja Fresh restaurants during 2003, 2004, and 2005, and tell us whether the franchise agreement underlying these restaurants gave you an option to purchase the franchisee’s business. If there was an option, tell us how you considered the guidance in paragraph 11 of SFAS 45.

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The acquisition of franchised restaurants and the sale of restaurants to franchisees is an ongoing part of the Company’s business. The acquisition of the Wendy’s and Baja Fresh restaurants during 2003, 2004 and 2005 were due to franchisees’ desires to dispose of the franchised operations. The underlying franchise agreements for these restaurants gave the Company an option to purchase these restaurants under a right of first refusal only. The right of first refusal gives the Company the right to purchase the franchisee’s interest on the same terms and conditions as those offered by a prospective third party purchaser. The 68 Wendy’s restaurants acquired in Florida in 2003 were acquired under the Company’s right of first refusal.

At the time a restaurant is franchised, the Company does not believe it is probable that its right of first refusal option will be exercised. In fact, the Company would not grant a franchise if it believed at the time of granting the franchise that it was probable that the franchise would later be purchased by the Company. The low number of franchised restaurants acquired each year relative to the total number of the Company’s franchised restaurants supports the assertion that the probability of a franchised restaurant being acquired is not probable.

Note 11: Advertising Costs and Funds, page 82
7.	Please describe for us the property and equipment held by the Hortons Canada advertising fund.

Substantially all of the approximately $36 million in property and equipment held by the Hortons Canada advertising fund is comprised of electronic display screens used for Tim Hortons Canadian stores as a form of marketing communications. Note 1 to the Consolidated Financial Statements included in the Company’s Form 10-K for the year ended January 1, 2006 (pages 59 and 60) discloses the entire amount of the Tim Hortons advertising fund fixed assets and the reason for the long-term classification.

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     In connection with the Company’s Form 10-K for the year ended January 1, 2006, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, or if you require additional information, please contact me by telephone at (614) 764-3210 or by facsimile at (614) 764-3243. Thank you for your assistance.
Very truly yours,
WENDY’S INTERNATIONAL, INC.
/s/    Leon M. McCorkle, Jr.
Leon M. McCorkle, Jr.
cc: Theresa Messinese

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